UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 01, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Disclosure

July 01, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Sub:	Disclosure

Re:

Effectiveness of the Composite Scheme of Amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited (“HDFC Investments”), and HDFC Holdings Limited (“HDFC Holdings”), wholly owned subsidiaries of the Housing Development Finance Corporation Limited (“HDFC Limited”), with and into HDFC Limited; and (ii) HDFC Limited, with and into HDFC Bank Limited (“HDFC Bank”)

This is in connection with our letter dated April 04, 2022 informing about the decision taken by the Board of Directors of HDFC Bank approving the Scheme under Sections 230 to 232 of the Companies Act, 2013, and rules and regulations thereunder, subject to receipt of various statutory and regulatory approvals.

Vide our letter dated June 30, 2023, we informed that the Board of Directors of HDFC Bank had inter alia approved July 01, 2023 to be the ‘Effective Date’ of the Scheme, on which date the certified copy of the order dated March 17, 2023 of the National Company Law Tribunal, Mumbai bench (“NCLT”) sanctioning the Scheme (“Certified Order”) shall be filed with the Registrar of Companies (“RoC”).

In this regard, please note that:

(a)	HDFC Investments, HDFC Holdings and HDFC Limited have each filed the Certified Order vide Form INC-28 with the RoC on July 01, 2023, to make Part C of the Scheme effective.

(b)	HDFC Limited and HDFC Bank have each, filed the Certified Order vide Form INC-28 with the RoC on July 01, 2023, to make Part D of the Scheme and consequently, entire Scheme effective.

In view of the aforesaid and by virtue of the provisions of the Scheme, inter alia the following outcomes arise:

1)	The Scheme has become effective today, i.e. on July 01, 2023 in accordance with Clause 42 of the Scheme.

2)

HDFC Investments and HDFC Holdings have been amalgamated with and into HDFC Limited, and have stood dissolved without being wound up, without any further act or deed, on July 01, 2023 with effect from Appointed Date 1 under the Scheme (being end of day on June 30, 2023).

3)

HDFC Limited has been amalgamated with and into HDFC Bank, and HDFC Limited has stood dissolved without being wound up, without any further act or deed, on July 01, 2023 with effect from Appointed Date 2 under the Scheme (being July 01, 2023).

4)

The authorized share capital of HDFC Bank has automatically stood increased on account of transfer to and amalgamation /combination of authorised capital of HDFC Limited (post amalgamation of HDFC Investments and HDFC Holdings with and into HDFC Limited) with the authorized share capital of HDFC Bank. Accordingly, Clause V. of the Memorandum of Association of HDFC Bank, has stood replaced by the following Clause V:

“V. The Capital of the Company is INR 1190,61,00,000/- (Indian Rupees One Thousand One Hundred Ninety Crores and Sixty One Lacs Only) divided into 1190,61,00,000 (One Thousand One Hundred Ninety Crores and Sixty One Lacs) Equity Shares of INR 1/- (Indian Rupee One Only) each with a power to increase or reduce the share capital.”

5)	Subsidiaries of HDFC Limited, including the following two listed companies, have become subsidiaries of HDFC Bank with effect from July 01, 2023.

a)	HDFC Life Insurance Company Limited

b)	HDFC Asset Management Company Limited

Further, the following two insurance companies have also become subsidiaries of HDFC Bank with effect from July 01, 2023:

a)	HDFC Life Insurance Company Limited, as mentioned in (a) above; and

b)	HDFC Ergo General Insurance Company Limited.

HDFC Bank has also become the promoter of the aforesaid insurance companies.

6)	HDFC Bank has become co-sponsor of HDFC Mutual Fund, a mutual fund registered with SEBI under the SEBI (Mutual Funds) Regulations, 1996, in place of HDFC Limited with effect from July 01, 2023.

7)	The offices of Directors and Key Managerial Personnel of HDFC Investments, HDFC Holdings and HDFC Limited have stood vacated with effect from July 01, 2023.

8)

The formalities in relation to cancellation of registration certificates, issued by Reserve Bank of India, for HDFC investments, HDFC Holdings and HDFC Limited, as non-banking financial companies / housing finance company, are being undertaken.

We request you to bring the above to the notice of all concerned.

Thank you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary